

Mail Stop 4631

May 11, 2010

Via U.S. mail and facsimile @ (702) 897-2284

Linster W. Fox
Chief Financial Officer
Shuffle Master, Inc.
1106 Palms Airport Drive
Las Vegas, NV 89119

> **RE:** **Shuffle Master, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2009**
> **Filed January 14, 2010**
> **Definitive Proxy Statement on Schedule 14A filed on February 12, 2010**
> **File No. 000-20820**

Dear Mr. Fox:

      We have reviewed your response letter dated April 29, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2009

Item 1. Business

Intellectual Property, page 13

Intellectual Property Licenses, page 13

1. Refer to comment one of our letter dated April 1, 2010. Without more information, we are not able to evaluate whether the Delta Rangers license agreement is one that requires filing under Item 601(b)(10)(ii)(B). Supplementally provide us with the analysis management undertook to conclude that the agreement is not material and one that you are not substantially dependent

upon.

Definitive Proxy Statement on Schedule 14A Filed on February 12, 2010

Compensation Discussion and Analysis, page 17

Annual Cash Bonus, page 18

2. We note your response to comment nine of our letter dated April 1, 2010. Please provide insight into how the compensation committee evaluated the achievement [or non-achievement] of the goals relating to rebranding and customer relations for purposes of determining whether your named executive officers should receive 20% of the annual bonus.

Compensation Consultant, page 22

3. We note your response to comment 13 of our letter dated April 1, 2010. Please explain how the compensation committee utilized the information provided by Exequity LLP to determine that 2009 executive pay packages were reasonable and competitive.

Independent Director Compensation – Fiscal 2009, page 42

4. We note your response to comment 16 of our letter dated April 1, 2010. In future filings please ensure to include in your disclosure the vesting terms of the directors' option and stock awards, or otherwise direct the investors to the appropriate section of the financial statements where such disclosure has been made.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence the undersigned at (202) 551-3397 if you have questions regarding our comments.

Sincerely,

Jay E. Ingram
Legal Branch Chief